Consent of Independent Registered Public Accounting Firm



We hereby consent to the incorporation by reference in the Prospectuses constituting part of this Post-Effective Amendment No. 15 to Registration Statement File No. 33-89510 on Form S-3 of our report dated March 17, 2006 relating to the financial statements, appearing on page F-1 of AXA Equitable Life Insurance Company's Annual Report on Form 10-K for the year ended December 31, 2004. We also consent to the incorporation by reference of our report dated March 17, 2006 relating to the consolidated financial statement schedules, which appears on page F-57 of such Annual Report on Form 10-K. We also consent to the reference to us under the heading "Incorporation of certain documents by reference" in the Prospectuses.




/s/ PricewaterhouseCoopers LLP
New York, New York
April 19, 2006